UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
NTN Buzztime, Inc.

(Name of Issuer)
Common Stock, par value $0.005 per share

(Title of Class of Securities)
629410309

(CUSIP Number)
Michael L. Gravelle
Executive Vice President, Legal and Secretary
Fidelity National Financial, Inc.
4050 Calle Real, Suite 210
Santa Barbara, California 93110
(904) 696-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(continued on following pages)
(Page 1 of 18 Pages)

CUSIP No. 629410309	13D	Page 2 of 18

1	NAMES OF REPORTING PERSONS Fidelity National Financial, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 86-0498599

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		613,400

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,031,211

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		613,400

WITH	10	SHARED DISPOSITIVE POWER

		6,031,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,644,611

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 629410309	13D	Page 3 of 18

1	NAMES OF REPORTING PERSONS Security Union Title Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 95-2216067

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,222,030

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,222,030

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,222,030

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, IC

CUSIP No. 629410309	13D	Page 4 of 18

1	NAMES OF REPORTING PERSONS Alamo Title Insurance I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-0476580

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,170,679

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,170,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,170,679

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, IC

CUSIP No. 629410309	13D	Page 5 of 18

1	NAMES OF REPORTING PERSONS Ticor Title Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 95-2410872

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,237,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,237,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,237,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, IC

CUSIP No. 629410309	13D	Page 6 of 18

1	NAMES OF REPORTING PERSONS Chicago Title Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-2468956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Missouri

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,222,702

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,222,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,222,702

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, IC

CUSIP No. 629410309	13D	Page 7 of 18

1	NAMES OF REPORTING PERSONS Fidelity National Title Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 86-0417131

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,178,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,178,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,178,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, IC

CUSIP No. 629410309	13D	Page 8 of 18
     The reporting persons filing this Schedule 13D have previously filed a Schedule 13G pursuant to the provisions of §240.13d-1(c) under the Securities Exchange Act of 1934 (the “Act”). The reporting persons are filing this Schedule 13D under the provisions of §240.13d-1(e) of the Act as a result of Joseph J. Farricielli, Jr. becoming a director of NTN Buzztime, Inc. on December 18, 2007.
     Item 1. Security and Issuer.
     The title of the class of equity securities to which this Schedule 13D relates is shares of Common Stock, par value $0.005 per share (the “NTN Common Stock”), of NTN Buzztime, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5966 La Place Court, Suite 100, Carlsbad, CA 92008.
     Item 2. Identity and Background.
     The names of the persons filing this Schedule 13D are Fidelity National Financial, Inc., a Delaware corporation (“FNF”), Security Union Title Insurance Company, a California corporation (“Security Union”), Alamo Title Insurance, a Texas corporation (“Alamo”), Ticor Title Insurance Company, a California corporation (“TTIC”), Chicago Title Insurance Company, a Missouri corporation (“CTIC”), and Fidelity National Title Insurance Company, a California corporation (“FNT”). FNF, Security Union, Alamo, TTIC, CTIC and FNT are collectively referred to herein as the “Reporting Persons.” FNF is the parent company of each of Security Union, Alamo, TTIC, CTIC and FNT, each of which is majority-owned by FNF. This Schedule 13D relates to shares held directly by FNF, as well as shares held directly by Security Union, Alamo, TTIC, CTIC and FNT.
     Information regarding the directors and executive officers of FNF, Security Union, Alamo, TTIC, CTIC and FNT is set forth on Schedule I attached hereto, which schedule is incorporated by reference herein.
     An agreement among the Reporting Persons that this Schedule 13D be filed on behalf of each of them is attached hereto as Exhibit A.
     FNF is a holding company whose subsidiaries, including Security Union, Alamo, TTIC, CTIC and FNT, are engaged in the business of issuing title insurance policies, performing other title and real estate related services and providing technology and processing services to financial institutions and the mortgage and financial services industries.
     The principal business address of each Reporting Person is as follows:
i)	Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204;

ii)	Security Union Title Insurance Company, 4050 Calle Real, Suite 210, Santa Barbara, California 93110;

iii)	Alamo Title Insurance, 10010 San Pedro, Suite 700, San Antonio, Texas 78216;

iv)	Ticor Title Insurance Company, 4050 Calle Real, Suite 210, Santa Barbara, California 93110;

v)	Chicago Title Insurance Company, 171 N. Clark Street, Chicago, Illinois 60601; and

CUSIP No. 629410309	13D	Page 9 of 18
vi)	Fidelity National Title Insurance Company, 17911 Von Karman, Suite 300, Irvine, California 92614.
     The address of each Reporting Person for correspondence with respect to this filing is c/o Fidelity National Financial, Inc., 4050 Calle Real, Suite 210, Santa Barbara, California 93110, Attn: Corporate Secretary.
     None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     The source of funds used by the Reporting Persons to purchase the securities reported herein was the working capital of each Reporting Person, respectively. No funds were borrowed in connection with such purchases.
     Item 4. Purpose of Transaction.
     The Reporting Persons hold the shares of NTN Common Stock as an investment. The Reporting Persons may from time to time purchase additional shares of NTN Common Stock in the open market or in private transactions. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of NTN Common Stock.
     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional NTN Common Stock, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
     Joseph J. Farricielli, Jr., an officer of FNF, is a director of the Issuer and beneficially owns 16,000 shares of NTN Common Stock and 30,000 shares of NTN Common Stock subject to options held by Mr. Farricielli that are currently exercisable.
     Except as set forth in this Item 4:
     (a) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (in each case, other than those described in the first two paragraphs of this Item 4), provided, however, that each of the Reporting Persons reserves the right to (i) acquire or dispose of securities of the Issuer in the future and (ii) develop such plans or proposals in the future, in each case, to the extent that such Reporting Person deems any such acquisition,

CUSIP No. 629410309	13D	Page 10 of 18
disposition, plan or proposal to be appropriate.
     (b) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
     (c) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.
     (d) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.
     (e) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in any other material change in the Issuer’s business or corporate structure.
     (f) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.
     (g) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
     (h) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.
     (i) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons which relate to or would result in any action similar to those enumerated above.
     The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
     Item 5. Interest in Securities of the Issuer.
     FNF beneficially owns 6,644,611 shares of NTN Common Stock, which represents approximately 11.9% of the outstanding NTN Common Stock. FNF has the sole power to vote, dispose or direct the disposition of 613,400 of such shares.
     Security Union beneficially owns 1,222,030 shares of NTN Common Stock, which represents approximately 2.2% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF. Alamo beneficially owns 1,170,679 shares of NTN Common Stock, which represents approximately 2.1% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF. TTIC beneficially owns 1,237,000 shares of NTN Common Stock, which represents approximately 2.2% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with

CUSIP No. 629410309	13D	Page 11 of 18
FNF. CTIC beneficially owns 1,222,702 shares of NTN Common Stock, which represents approximately 2.2% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF. FNT beneficially owns 1,178,800 shares of NTN Common Stock, which represents approximately 2.1% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF.
     None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I beneficially owns any shares of NTN Common Stock other than as set forth herein.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as described herein, none of the Reporting Persons nor, any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
     Item 7. Materials to be Filed as Exhibits.
     The following documents are filed as exhibits:
1.	Joint Filing Agreement, dated as of September 30, 2008 by and among (i) Fidelity National Financial, Inc.; (ii) Security Union Title Insurance Company, (iii) Alamo Title Insurance, (iv) Ticor Title Insurance Company, (v) Chicago Title Insurance Company, and (vi) and Fidelity National Title Insurance Company.

CUSIP No. 629410309	13D	Page 12 of 18
Signatures
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
Dated: September 30, 2008	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

SECURITY UNION TITLE INSURANCE COMPANY
Dated: September 30, 2008	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

ALAMO TITLE INSURANCE
Dated: September 30, 2008	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

TICOR TITLE INSURANCE COMPANY
Dated: September 30, 2008	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

CHICAGO TITLE INSURANCE COMPANY
Dated: September 30, 2008	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

CUSIP No. 629410309	13D	Page 13 of 18

FIDELITY NATIONAL TITLE INSURANCE COMPANY
Dated: September 30, 2008	By:	Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

CUSIP No. 629410309	13D	Page 14 of 18
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
OF FIDELITY NATIONAL FINANCIAL, INC.,
SECURITY UNION TITLE INSURANCE COMPANY,
ALAMO TITLE INSURANCE,
TICOR TITLE INSURANCE COMPANY ,
CHICAGO TITLE INSURANCE COMPANY
AND
FIDELITY NATIONAL TITLE INSURANCE COMPANY
     The names and present principal occupations of the directors and executive officers of FNF, Security Union, Alamo, TTIC, CTIC and FNT are set forth below. FNF is the parent company of each of Security Union, Alamo, TTIC, CTIC and FNT, each of which is majority-owned by FNF. The business address of each director or executive officer is that of (1) FNF, Security Union, Alamo, TTIC, CTIC and FNT, as applicable or (2) FNF, with respect to this filing. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FNF, Security Union, Alamo, TTIC, CTIC and FNT, as applicable. Each of the named individuals is a citizen of the United States.
Directors and executive officers of FNF:

William P. Foley, II	Chairman of the Board of Directors/Director
Frank P. Willey	Vice Chairman of the Board/Director
Alan L. Stinson	Chief Executive Officer
Raymond R. Quirk	President
Brent B. Bickett	Executive Vice President, Corporate Finance
Anthony J. Park	Executive Vice President and Chief Financial Officer
Chris Abbinante	Executive Vice President
Michael L. Gravelle	Executive Vice President, Legal and Corporate Secretary
Roger S. Jewkes	Executive Vice President
Erika Meinhardt	Executive Vice President
Peter T. Sadowski	Executive Vice President and Chief Legal Officer
Patrick G. Farenga	Senior Vice President and Treasurer
Douglas K. Ammerman	Director
Willie D. Davis	Director
John F. Farrell, Jr.	Director
Thomas M. Hagerty	Director
Phillip G. Heasley	Director
Daniel D. (Ron) Lane	Director
General William Lyon	Director
Richard N. Massey	Director
Peter O. Shea, Jr.	Director
Cary H. Thompson	Director

CUSIP No. 629410309	13D	Page 15 of 18
Directors and executive officers of Security Union:

Raymond R. Quirk	Chairman of the Board, President and Chief Executive Officer/Director
Christopher Abbinante	President, Eastern Operations
Roger S. Jewkes	President, Western Operations
Erika Meinhardt	President, Agency Operations/Director
Thomas E. Evans, Jr.	Executive Vice President
Harry S. Geer, Jr.	Executive Vice President
Michael L. Gravelle	Executive Vice President, Legal and Corporate Secretary
Anthony J. Park	Executive Vice President and Chief Financial Officer/Director
Paul I. Perez	Executive Vice President and Chief Compliance Officer
Peter T. Sadowski	Executive Vice President
Alan L. Stinson	Executive Vice President
Gary R. Urquhart	Executive Vice President and General Counsel
Patrick G. Farenga	Senior Vice President and Treasurer
Directors and executive officers of Alamo:

Christopher Abbinante	Director
Roger S. Jewkes	Director
Erika Meinhardt	Director
Raymond R. Quirk	President/Director
Michael L. Gravelle	Executive Vice President, Legal and Corporate Secretary
Anthony J. Park	Executive Vice President and Chief Financial Officer/Director
Paul I. Perez	Executive Vice President and Chief Compliance Officer
Peter T. Sadowski	Executive Vice President
Alan L. Stinson	Executive Vice President/Director
Gary R. Urquhart	Executive Vice President
John A. Wunderlich	Executive Vice President/Director
Patrick G. Farenga	Senior Vice President and Treasurer
Directors and executive officers of TTIC:

Raymond R. Quirk	Chairman of the Board, President and Chief Executive Officer/Director
Christopher Abbinante	President, Eastern Operations/Director
Roger S. Jewkes	President, Western Operations/Director

CUSIP No. 629410309	13D	Page 16 of 18

Erika Meinhardt	President, National Agency Operations/Director
Thomas E. Evans, Jr.	Executive Vice President
Harry S. Geer, Jr.	Executive Vice President
Michael L. Gravelle	Executive Vice President, Legal and Corporate Secretary
Curtis J. Hoffman	Executive Vice President and Manager
Steven K. Johnson	Executive Vice President
Jeffrey R. Knudson	Executive Vice President
Jack A. Marino, Jr.	Executive Vice President
Anthony J. Park	Executive Vice President and Chief Financial Officer/Director
Paul I. Perez	Executive Vice President and Chief Compliance Officer
Peter T. Sadowski	Executive Vice President
Alan L. Stinson	Executive Vice President
Gary R. Urquhart	Executive Vice President and General Counsel
Frank P. Willey	Executive Vice President
John A. Wunderlich	Executive Vice President
Patrick G. Farenga	Senior Vice President and Treasurer
Directors and executive officers of CTIC:

Raymond R. Quirk	Chairman of the Board, President and Chief Executive Officer/ Director
Christopher Abbinante	President, Eastern Operations/ Director
Roger S. Jewkes	President, Western Operations/ Director
Erika Meinhardt	President, National Agency Operations/ Director
John G. Ernst	Executive Vice President
Thomas E. Evans, Jr.	Executive Vice President
Harry S. Geer, Jr.	Executive Vice President
Michael L. Gravelle	Executive Vice President, Legal and Corporate Secretary
Jeffrey R. Knudson	Executive Vice President
Anthony J. Park	Executive Vice President and Chief Financial Officer/ Director
Paul I. Perez	Executive Vice President
Peter T. Sadowski	Executive Vice President
Alan L. Stinson	Executive Vice President
Gary R. Urquhart	Executive Vice President and General Counsel
Frank P. Willey	Executive Vice President
Charles H. Wimer	Executive Vice President
John A. Wunderlich	Executive Vice President
Patrick G. Farenga	Senior Vice President and Treasurer

CUSIP No. 629410309	13D	Page 17 of 18
Directors and executive officers of FNT:

Alan L. Stinson	Director
Christopher Abbinante	President, Eastern Operations
David A. Brown	President, Default Resolution Network Division
Cynthia L. Fried	President and County Manager
J. Dale Hastie	President and County Manager
Roger S. Jewkes	President, Western Operations
Erika Meinhardt	President, National Agency Operations
Mary Lou Paulk	President and County Manager
Raymond R. Quirk	President and Chief Operating Officer/ Director
Thomas E. Evans, Jr.	Executive Vice President and Regional Manager
Michael L. Gravelle	Executive Vice President, Legal and Corporate Secretary
Joseph W. Grealish	Executive Vice President and Regional Manager
Maxwell E. Hanney	Executive Vice President
James R. Herleman	Executive Vice President
James H. Kay, Jr.	Executive Vice President and Regional Manager
Kevin D. Lutes	Executive Vice President
Anthony J. Park	Executive Vice President and Chief Financial Officer/Director
Paul I. Perez	Executive Vice President and Chief Compliance Officer
Peter T. Sadowski	Executive Vice President
Darryl J. Tyson	Executive Vice President
Gary R. Urquhart	Executive Vice President and General Counsel
Charles H. Wimer	Executive Vice President and Assistant Secretary
John A. Wunderlich	Executive Vice President

CUSIP No. 629410309	13D	Page 18 of 18
EXHIBIT INDEX

Exhibit A	Joint Filing Agreement, dated as of September 30, 2008 by and among (i) Fidelity National Financial, Inc.; (ii) Security Union Title Insurance Company, (iii) Alamo Title Insurance, (iv) Ticor Title Insurance Company, (v) Chicago Title Insurance Company, and (vi) and Fidelity National Title Insurance Company.